Neff Corporation

3750 N.W. 87th Avenue, Suite 400

Miami, FL 33178

November 20, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Pamela Long

Leland Benton

Era Anagnosti

Re:                             Neff Corporation

Registration Statement on Form S-1
File No. 333-198559

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-198559) (the “Registration Statement”) of Neff Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern Time, on November 20, 2014, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kirk A. Davenport at (212) 906-1284.

The Company acknowledges the following:

•               should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•               the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•               the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Neff Corporation

By:
/s/ Mark Irion
Mark Irion

Chief Financial Officer

cc:                                Graham Hood, Chief Executive Officer, Neff Corporation
Kirk A. Davenport, Esq., Latham & Watkins LLP
Dennis D. Lamont, Esq., Latham & Watkins LLP